Exhibit 99.2

Gogoro Names Henry Chiang Official Chief Executive Officer

TAIPEI – September 16, 2025 – Gogoro Inc. (“Gogoro,” “the Company” or “We”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, announced today that the board of directors of Gogoro (the “Board”) has appointed Henry Chiang as the official chief executive officer (“CEO”) of Gogoro with immediate effect. Henry, who has been interim CEO since September 2024, will lead the Company’s growth initiatives as an official CEO.

“Henry is the best person to complete Gogoro’s turnaround and lead the Company into the future,” said Tamon Tseng, chairman of Gogoro. “We are delighted to announce Henry as the official CEO of Gogoro. Henry’s deep industry experience and transformative leadership style align perfectly with Gogoro’s mission and growth strategy. Under Henry's leadership, we have witnessed Gogoro advance in customer satisfaction, product enhancement, and financial discipline. The Board greatly respects his leadership, vision, and excellence of the team Henry has assembled. With Henry at the helm, we are confident that Gogoro will continue electrifying the urban mobility through Gogoro smart swapping platform around the world.”

“I’m honored and excited to continue this journey as Gogoro’s CEO,” said Henry Chiang, CEO of Gogoro. “In the past year when I served as Gogoro’s interim CEO, we have made tremendous progress revitalizing Gogoro’s leadership team and robust our business by focusing on what we do best and focusing what are customers’ needs. Our operating cash flow improved from US$4.8 million in the first half of 2024 to US$15.2 million in the first half of 2025, while operating expenses decreased by approximately US$11 million year-over-year. We expect ourselves to achieve profitability on a non-IFRS basis in our energy business in 2026, generate free cash flow from energy operations in 2027, and reach profitability on a non-IFRS basis in our vehicle business by 2028. In 2025, we accelerated product innovation, strengthening our position in the electric scooter market with the launch of three new vehicles, the Pulse STARLUX, EZZY, and EZZY 500. In this next phase, we will both continue to deliver compelling products that consumers embrace, and also leverage the popularity of our brand to re-establish the Company's financial success.”

Henry Chiang has been instrumental in shaping Gogoro’s growth and operations. He previously led GoShare, growing it into Taiwan’s largest shared-scooter service with over 2.3 million users across nine cities, and as General Manager of Gogoro Taiwan, he launched initiatives like Gogoro Rewards, Quick Stores, and the Urban Concept Store to deepen customer engagement. Since stepping in as an interim CEO in September 2024, he has guided Gogoro through a leadership transition, realigned the organization, focused on operation efficiency, drove the Company’s innovation in urban mobility and battery-swapping ecosystems, and continued to expand its global footprint with a Vietnam joint venture and Latin America partnerships.

About Gogoro
Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized by Fortune as a “Change the World 2024” company; Fast Company as “Asia-Pacific’s Most Innovative Company of 2024”; Frost & Sullivan as the “2024 Global Company of the Year for battery swapping for electric two-wheel vehicles”; and, MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2024, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery charging and availability. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Exhibit 99.2

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements relating to the Company’s future development under the official CEO’s leadership, when we expect to achieve profitability on a non-IFRS basis in our energy business and vehicle business and when we expect to generate free cash flow from our energy operations.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to probable defects of Gogoro’s products and services and product recalls, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, India market, Philippines market and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to adjust the accounting treatment associated with its joint ventures. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2024, which was filed on March 31, 2025 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Gogoro Media Contact:	Gogoro Investor Contact:
press@gogoro.com	ir@gogoro.com
2